

January 23, 2013

Via E-mail
John Irvin
Chief Financial Officer
The ExOne Company
127 Industry Boulevard
North Huntingdon, PA 15642

> **Re: The ExOne Company**
> **Registration Statement on Form S-1**
> **Filed January 8, 2013**
> **File No. 333-185933**

Dear Mr. Irvin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

1.   Please expand your response to prior comment 4 to tell us the specific historical revenues you have generated from each of the customers you have identified in your summary. Further, it remains unclear why it is appropriate to highlight only these customers here and in your "Our Customers" section on page 79 if (1) you do not have a significant business volume with each customer, (2) without quantifying the volume of business you have with each customer, and (3) if you have other customers that you have not identified that generate equal or greater amounts of revenue. Please revise. If your intention is to provide additional disclosure regarding the acceptance of your industry within the industrial products market, as indicated in your response, please consider adding appropriate disclosure to a section other than the first page of your summary and your customers section to make this point directly.

Liquidity and Capital Resources, page 54

2.   Please expand your response to prior comment 5 to disclose the steps you are taking to cure your lack of compliance with the covenant.

Business, page 61

3.   We note your response to prior comment 6 that your FLEX platform is printing metal at 111 cubic inches per hour. We also note that the Atlantic Council Strategic Foresight Report you cite indicates that traditional manufacturing processes are capable of making several similar parts in under a minute. To the extent that your current process continues to be slower than traditional manufacturing, please revise your prospectus to make this clear. Please also address the additional time for sintering and infiltration discussed on pages 71 and 95 of the Wohlers report. Refer to prior comment 3.

Executive Compensation, page 87

4.   Please update your disclosure to provide the information required by Regulation S-K Item 402 for your most recently completed fiscal year.

Financial Statements, page F-1

5.   Please update the audited financial statements when required by Rule 8-08 of Regulation S-X. Please also note the early updating guidance from Rule 8-08(b).

Item 15. Recent Sales of Unregistered Securities, page II-2

6.   Please revise to provide the information required by Regulation S-K Item 701 with respect to the conversion from an LLC discussed on page 6.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Brian Cascio for

Amanda Ravitz
Assistant Director

cc: Warren J. Archer
       Morella & Associates
       A Professional Corporation